Alpha Teknova, Inc.

2290 Bert Dr.

Hollister, CA 95023

June 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Alpha Teknova, Inc.
Registration Statement on Form S-1, as amended
Registration No. 333-256795

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Teknova, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-256795) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2021, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on June 24, 2021 or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

ALPHA TEKNOVA, INC.

By:	/s/ Stephen Gunstream
Name:	Stephen Gunstream
Title:	President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)
Elizabeth A. Razzano, Esq. (Paul Hastings LLP)